UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Settlement of Patent Litigation Case, dated 16 July 2021

16 July 2021

Micro Focus International plc
Settlement of Patent Litigation Case

The Board of Micro Focus International plc ("Micro Focus" or the "Company") issues an update regarding the Company's ongoing patent litigation with Wapp Tech Limited Partnership and Wapp Tech Corp (collectively "Wapp").

As previously disclosed, most recently on 1 July 2021 in our Interim results for the six months ended 30 April 2021, on 2 July 2018 Wapp brought a claim against Micro Focus in the Eastern District of Texas, accusing the Company of infringing three patents in connection with Micro Focus' manufacture and sale of certain products in the ADM product line, including LoadRunner and Performance Center.

The Company has now reached a settlement with Wapp for payment of $67.5m for complete resolution of the dispute without admission of liability. This amount was recognised as an exceptional item within the Group's results for the six months ended 30 April 2021 and will be cash settled imminently.

In concluding this matter, the Board considered a range of factors, including the possible time, cost and significant resources required for the appeal process and concluded that it was in the best interests of the Company that a settlement should be reached.

Pursuant to the settlement, the Company has been granted a fully paid-up, worldwide, irrevocable licence for the patents asserted by Wapp for current and future Micro Focus products and services, covering the Company as well as its customers.

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) as it forms part of domestic law by virtue of The European Union (Withdrawal) Act 2018.

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                        Investors@microfocus.com
Matt Ashley , CFO
Ben Donnelly, Head of Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 16 July 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer